Exhibit 1.01

CONFLICT MINERALS REPORT OF ABCD, INC.

IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Section 1: Introduction (unaudited)

This is the Conflict Minerals Report of PCTEL, Inc. (the “Company”) for products for which manufacturing was completed during calendar year 2014 in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

In accord with Rule 13p-1, the Company undertook due diligence to determine whether the necessary conflict minerals in the Company’s products were or were not “DRC conflict free”. The Company’s scanning receiver products and approximately half its Connected Solutions products (antennas, cable, and accessories, etc…) contain conflict minerals. They are found in the solder (cassiterite), electrical capacitors (tantalum), and electrical connectors (gold) used in the effected products.

Section 2: Due Diligence Subject to an Independent Private Sector Audit

A.	Design of the company’s due diligence framework.

The design of the Company’s due diligence measures conforms, in all material respects, with the applicable provisions of the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (OECD 2013) (“OECD Framework”), including related Supplements for each of the conflict minerals.

B.	Description of the company’s due diligence measures performed applicable to products manufactured during 2014.

The Company’s due diligence measures performed applicable to products manufactured during 2014 included:

•	Created a Conflict Minerals Team comprised of senior members of our manufacturing and sourcing organizations under the oversight of the Chief Financial Officer.

•	Updated and communicated to our suppliers and the public the Company’s DRC Conflict Free Sourcing Policy for the supply chain of minerals originating from Conflict-Affected and High-Risk Areas. The Company’s DRC Conflict Free Sourcing Policy can be found at www.pctel.com.

•	Created and implemented internal standard operating procedures that provide a process to be followed in order to generate and maintain the information needed to comply with Dodd-Frank Section 1502.

•	Assessed all products and suppliers in order to identify Conflict Minerals scope and risk. The Company’s products and suppliers were evaluated for use of conflict minerals through a review of internal documents, including bills of material, materials declarations and purchasing contracts. Suppliers added after the initial review were assessed as part of the initial vendor due diligence and compliance assessment program applied to all new vendors. Suppliers identified as providing parts to the Company that include conflict minerals were tracked through an information system that captures and categorizes supplier and product information.

•	Conducted a reasonable country of origin inquiry (RCOI) by circulating a supply-chain survey with direct suppliers of components that contain conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template (EICC/GeSI template). The purpose of this supplier survey was to identify, if possible, the supply chain, including smelters and refiners who contribute refined conflict minerals to the Company’s products.

•	Verified that direct suppliers have completed all pertinent sections of the EICC/GeSI template and made follow-up inquiries to obtain as much needed information as possible from as many suppliers as possible. Supplier responses were validated by evaluating the consistency of responses with other response and information known about supplies and suppliers.

•	Compared the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities that have received a “conflict free” designation (such as through the EICC/GeSI Conflict Free Smelter Initiative (CFSI) program’s lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit.

•	Reported the results of our due diligence on our website at www.pctel.com.

Section 3: Due Diligence Findings and Other Matters Not Subject to an independent private sector audit (unaudited)

The Company’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to the Company’s suppliers. The Company as a purchaser is many steps removed from the mining of the conflict minerals; the Company does not purchase raw ore or unrefined conflict minerals, and does no purchasing in the Covered Countries. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Results of PCTEL, Inc.’s Due Diligence

Based on the process described above, PCTEL, Inc. received the following results from its Reasonable Country of Origin Inquiry:

The results are reported by Operating Segment

Connected Solution Segment

Connected Solutions	2013	2014
Percentage Material Purchases	48%	51%
Total # Suppliers in Conflict Mineral scope.	451	38
Suppliers Surveyed	451	38
Responses Received	273	15

Connected Solutions products are electronically passive sub-products that are mixed and matched into finished good (antennas, cable, etc…). In 2013 the Company included Connected Solutions supplier in the Conflict Mineral scope if the sub-product they supplied went into a higher level product containing one of the conflict minerals. In 2014 we were able to isolate those suppliers whose sub-products contain a conflict mineral versus those that do not. As a result, the number of suppliers in Conflict Mineral scope was reduced from 451 in 2013 to 38 in 2014. We have obtained supply-chain surveys from 15 suppliers in the Conflict Mineral scope. During 2015 the Company is planning on resurveying the remaining 23 suppliers. For those not able to certify their products are conflict free, we plan on consolidating our purchase of those products into conflict free certified suppliers where practical.

RF Solutions Segment

RF Solutions	2013	2014
Percentage of Revenue	78%	69%
Total # Suppliers in Conflict Mineral scope.	223	226
Suppliers Surveyed	223	226
Responses Received	183	210

RF Solutions products come in the form of an electronically active multilayer integrated circuit board assembled at a contract manufacturer. The parts that go into the board are specified by the Company. Because the product is an electronically integrated single unit, the survey is being conducted at the part level. The Company plans in 2015 on resurveying those suppliers who have not yet certified their products to be conflict free. The changing of electronically active parts in an integrated circuit board can significantly affect its performance. Many of the parts in RF Solutions products meet unique specifications and are not replaceable or otherwise available from multiple suppliers. Consequently the certification of RF solutions products by the company is an all or nothing proposition.

Conclusion

Based on the results to date of its reasonable country of origin inquiry, the Company is unable to determine at this time that all of its necessary conflict minerals did not originate in the Democratic Republic of the Congo.

The Company will continue participating in and financially supporting industry initiatives to increase the response rate of suppliers’ smelter surveys.